Phat Scooters

Technology | Entertainment | Hardware | Ecommerce | B2B

Hyper-growth electric vehicle company bringing manufacturing back to the USA

PHATSCOOTERS.COM TEMPE ARIZONA



Porch



We needed an easy way to get around our neighborhood and we were too lazy to bike but the distances were too short to take a car. A personalized electric scooter was the solution.

Peter Johnson CEO - Co-Founder @ Phat Scooters

Why you may want to support us...

1. 300% growth over last year
2. Raised nearly $10M to date (mostly debt) with much of it retired.
3. Reality TV Series with Sony (airing January 2021)
4. Approaching $1M a month in revenue.
5. B2B and B2C customer channels.
6. North American production (early 2021) will increase margins.
7. Block Chain based cap-table

Why investors ❤ us

WE'VE RAISED $10,678,839 SINCE OUR FOUNDING



I am personally investing in Phat Scooters primarily because I have witnessed firsthand the company's tremendous growth. Our venture debt fund, Fenix Ventures, has supplied over $3 million in debt financing to Phat over the past couple of years, providing Phat with much-needed capital to grow in a minimally-dilutive way.

Over this time span, we've seen Phat grow from a struggling startup into a bona fide rising star. They seem to have cracked the code on multiple dimensions:

1. Product: Phat has established a solid niche between impersonal people movers (Bird, Lime, etc.) on one side, and scooters and motorcycles on the other side that require licensing. The

... read more

Alex Panelli Managing Member, Precedo Capital LLC & Fenix Ventures Corp

LEAD INVESTOR | **INVESTING $10,000 THIS ROUND & $3,250,000 PREVIOUSLY**



Derrick is a natural-born entrepreneur who sees challenges as opportunities, blockers as a means to forge new paths, and every "can't be done" as puzzle to solve. He surrounds himself with those who are just as persistent and forward-thinking as he is. His intelligence extends to self-awareness in knowing where another is better equipped to achieve a purpose and brings them onboard. When Peter & Beau asked Derrick to consult with them on Operational process at Phat Scooters, it sounded like a fun side venture. It should come as no surprise - with these 3 creative minds and out-of-the-box visionaries behind it - that Phat Scooters has become a breakaway success appealing to celebrities,... read more

Tracyann Mains



Over the past couple of years, my investment partner and I have worked closely with Derrick and the rest of the Phat Scooters team. I can say that Derrick is one of those few people who exhibit all of the traits necessary to be an investable business builder: he's intelligent without thinking that he knows everything; he's a persistent grinder who doesn't give up; he's ethical and trustworthy; and he, along with the rest of the PS team, are just good all-around people.

Alex Panelli

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Peter Johnson

CEO - Co-Founder

Established entrepreneur with a successful history of developing and launching products and businesses. Peter's extensive background consists of 15-plus years of product production, design and sales. Previous President of Eco Aluminum Pallets.



Derrick J Mains

President

Derrick has extensive knowledge of growing and scaling businesses towards exit. Working with more than 140 companies in his 25-year career including two of the Fortune 5, Derrick is also the author of three books on Lean Management philosophy.



Richard Johnson

COO

Rick has spent over 30 years in the fabrication and production of high-end products. He has established and organized 6 production facilities while hiring and managing over 700 employees.



Beau Ralphs

Co-founder

With more than 15 years of experience in product design and manufacturing, Beau is currently serving as President of Noid Tech, LLC as well as President of Premier Copper Products, LLC.



Dan Hankins

Co-founder

Dan purchased the first inventory of Phat Scooters and helped the team get started. Dan graduated from the University of California Davis School of Medicine in 2004 and his full-time career is a board-certified anesthesiologist in Phoenix, AZ.



Erik Dorr

Vice President of Sales

Erik has represented and run sales organizations for some the best hospitality technology providers in the industry such as Infor, Kronos, Amadeus Delphi/Daylight, Intelity, and I-Sites.



Drew McFarland

Director of Partnerships

Garnering over 10 years of experience in the sports marketing and entertainment world, Drew worked directly for Wayne Gretzky as President of Wayne Gretzky Authentic for 7 years prior to joining the team at Phat.



Caitlin Strempel

Director of Marketing

Marketing strategist and SEO expert with 13 years experience with large-scale, national and international brands such as Under Armour, Lexus, P&G's Olay, and Yahoo!



Michelle Diaz

Vice President of Operations

Over 12 years of experience in Operations and Project Management. Helping others succeed is my #1 motivation.



Les Garland
Advisor and Official DJ/VJ of Phat Scooters
Co-creator of MTV and VHI: Les played a significant role in introducing the world to the 24-hour music channels. Les was instrumental in developing the anthemic marketing hook "I Want My MTV," one of the most successful marketing campaigns ever.



Ashley Cappellazzi
Executive Assistant X Designer at Phat Scooters
Experienced Designer with a history of working in the marketing and print industry. Skilled in Advertising, Typography, Social Media, Adobe Creative Suite and InDesign.



Shay Golosewski
Social Media
Shay is a seasoned social media manager that specializes in engaging organic content, exciting event coverage and hyper-targeted ad campaigns. When she's not in 'ad land' she enjoys adventuring outdoors, spending time with family.



Monique Breault
Director of Golf
Monique brings years of golf industry knowledge from PXG to Phat Scooters. Monique leads the charge of growing our national sales team in golf.



Joe Diggs
Director of Business Development
Joe is a hospitality veteran for two decades, running large hotels, restaurants, and nightclubs. Joe has a large network of high net-worth individuals, athletes, and executives and uses those contacts to create outstanding brand partnerships.



Phil Masciangelo
Director of Inside Sales
Phil has extensive experience in the golf, financial and technology industries. He is passionate about sales strategies, operations and growing the Phat community.



Lindsey Tamblyn
Influencer Sales
Lindsey was one of the original 10 people that founded Trunk Club in 2010, and the top producer of sales for 6 consecutive years. She now makes custom clothes for elite clients and sells Phat Scooters as part of her offering.



Adam Mihalko
Design Engineer
Adam has an M.S. in mechanical engineering, a B.S. in biomedical engineering, and a B.S. in business administration from Gannon and is an expert in additive manufacturing with published research on scaling manufacturing using additive technologies.



Paul F. Meder
VIP Business Development
Formerly with Anheuser-Busch in both Sales & Marketing where he lived their motto of "Making Friends is our Business". Paul handles VIP Clients and brands for Phat in California.



Ryan Campbell
Art Director
Ryan has two decades of experience in visual communications and marketing. Skilled in art direction, graphic design, all formats of offset and digital printing, digital marketing, brand & identity development, product development and UI/UX.



Jillian Allen
Marketing and Copywriting
Jillian has over a decade of experience in persuasive writing, brand development, and social media from small startups to large corporations including Walt Disney Company, TGI Friday's, and Zinburger.

In the news

Downloads

- 2020 Investor Deck August.pdf
- Phat-Scooters-2020-2024-Original-Forecast 4 4 .pdf
- Executive Summary August 2020.pdf
- Business Plan August 2020 2.5M raise.pdf

Phat Scooters

Based in Phoenix, Arizona, we recently celebrated our 3-year anniversary (check out our birthday video). Phat Scooters premium electric scooters are enjoyed by consumers, golf courses, resorts, tour groups, and corporate brands as gifts, promotions, and giveaways.


Phat Scooters Turns 3!
from Phat Scooters
Phat Scooters Turns 3
02:06
vimeo

Phat Scooters is fast on its way to being the market leader in the manufacturing and production of alternative electric vehicles and intends to become a supplier of technology and battery solutions to others in the space.

Phat is seeking a $2.5M equity investment ($1M of that crowdfunded here on WeFunder) to sustain its growth, move into a more appropriate facility, expand its IP and patent portfolio around battery management, charging and navigation and begin to move production to North America (with a strong focus on Made in America). Current reliance upon the Chinese supply chain and managing four to five-month lead times have made cash flowing the business and providing the needed inventory problematic. To gain better control of our future Phat is investing in our own manufacturing and supply chain. This investment will allow us to overcome ongoing production problems that have stifled the company and its growth trajectory. Furthermore, it improves the protection of our Intellectual Property and allows us unlimited access to the production process and controls as well as the ability to reduce research and development time and costs.

Ending 2019 with $2.85M in revenue, Phat began ramping up our staffing, marketing, and inventory order in Q4 of 2019 to try and combat the ongoing challenges of being sold out.

In 2019 we spent more than half the year with one or more core products back-ordered. The inability to fulfill orders in a reasonable time cost us more than $2M in revenue, therefore we were confident that with the proper inventory we could meet our 2020 goal of $7.5M.

Our efforts thus far in 2020 have exceeded our projections. In 2019 we averaged $250k a month in orders, in March 2020 orders increased to $360k, then in April to $640k, May at $935k. June closed at $813k with more than $300k in June canceled or postponed because of long lead times or sold out golf units that could not be fulfilled in time for the season.

This explosion in growth was predicted, but exceeded our expectations, and has left us in a position where inventory levels are dangerously low. Our core product (the Phatty) sold out in May and we were on backorder for 30 days. The HD, Sport, and HD Golf sold out on June 15th and we will continue to be sold out until new inventory arrives in August, which means it will be delivered to customers in September. We have placed orders for 600 units arriving in August and made an initial deposit.

In addition to the Chinese inventory on order, capital is needed to complete setup of our new manufacturing facility (we are moving to 44,000-foot manufacturing facility September 1st), completing investments in our own motor technology, motor controller, headlamp and LCD display and other IP, as well as initial parts purchases, deposits, and Cap Ex to start US assembly.

Phat Scooters is positioned for explosive growth, with a strong management team with deep manufacturing and business experience, a skilled and well-connected sales team, and a strategic marketing team that has taken advantage of the change in market conditions to lead the single rider transportation industry.

Check out our Behind the Handlebars series that gives you a background on our team members (new ones published each month).

Phat Scooters is also in production of our own 6 episode docu-series "Riding Phat" with a signed contract with Sony Entertainment for distribution of Season 1 for the next 5 years. The show will premiere as a Featured Content as a Crackle Original and will launch this winter to the more than 26M Crackle subscribers. The show will follow Phat Scooters' journey and include many of our A-List clientele.

NOTE - the show production and marketing costs, as well as its ad revenues, merchandise sales of Riding Phat items and distribution revenues are held in a separate company Riding Phat LLC. This company currently has one (1) shareholder Phat Scooters. But we are going to raise money for marketing and continued production of the show in a separate wefunder crowd funding raise.

Riding Phat LLC is currently wholly owned by Phat Scooters but we have pledged some equity (to be determined) to the executive producer and options for the core cast. It is our intent to raise straight equity in this new entity but for Phat Scooters to maintain an 80% stake in the company for now.

This is the sizzle reel we are sending to show the background on the show and get partners excited to be a part.


Riding Phat Trailer
Watch later
Share

Here are some segments to show you how the show looks and feels.


Phat Scooters at Dixxon Flannel Co
Watch later
Share


Phat Golfing
Watch later
Share

After the completion of the crowd funding campaign, Phat Scooters will utilize a blockchain powered platform provided by IPAssets to manage its cap table via digital tokens. All shareholders will have the option to create an "asset wallet" through the Phat Scooters website after the funding campaign. The digital assets that each investor receives in their wallet will represent their stake in Phat Scooters. If in the future the company can provide opportunities for dividends or liquidity, these digital assets can be used to facilitate those transactions.

In addition to recognizing the cap table on the blockchain, Phat Scooters will seek to integrate digital asset functionality to issue certificates of authenticity, warranties, and more. All digital assets will be provided by Phat Scooters utilizing the IPAssets technology.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We manufacture and sell fat tire scooters to golf courses, brands and consumers.

Where will your company be in 5 years?

In five years we hope to be the leading Electric Vehicle manufacturer in our space with deep integration into golf, private luxury communities and the envy of consumer buyers. We also hope our reality TV show "Riding Phat" coming this winter to expand our reach and make merchandise a coveted revenue stream. These projections cannot be guaranteed.

Why did you choose this idea?

We needed an easy way to get around our neighborhood and we were too lazy to bike but the distances were too short to take a car. A personalized electric scooter was the solution.

How far along are you? What's your biggest obstacle?

We just hit our third year of business. Our sales are skyrocketing and we have grown from 15 to 60 people in the last 10 months (and are hiring). Our biggest challenge is our supply chain and getting enough inventory to meet demands - last year we refunded or rejected more than $2M in orders due to lack of inventory. We thought this year would be different - we over-estimated our inventory, and yet we are already sold out of two of our core products. In the last two weeks, we turned down $305K in orders as we could not meet the deadlines the customer needed (most of those were golf courses with seasonal play and our 12-week lead time made it impossible for them to purchase for this season).

Who competes with you? What do you understand that they don't?

Skooza is our biggest consumer competitor. They sell a great product but it is designed for consumer riders that want an off the shelf good looking product.

Phat is different - we have multiple focuses and 5 distinct product lines on the consumer side. We focus on high-end consumers that want limitless customization options. For commercial, we go after brands that want fleets of units for promotion or incentives. For the golf market, we go after high-end luxury courses located in private communities and we create exclusive relationships with the management groups operating the facilities, giving us community-level access for sales events, parties, and promotions.

How will you make money?

We make money by selling our products direct and bypassing distribution where possible (we do have Canadian and Hawaiian distribution coming online this year) and creating more high-end collaborations and partnerships that increase the retail price of the units while keeping our costs low.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The global supply chain is our biggest risk - it has been the biggest challenge we have and will continue to face ... that is until we move production to our new facility starting later this year.

Although our costs will increase, our carrying costs of inventory and the removal of tariffs will increase our margins. Couple that with being able to increase our retail prices to come more in line with a North American production model and we are deep in the process of removing these risks.

Controlling production is central to our success and will allow us to begin integrating our own IP into the product (something we are not currently comfortable with in China).